Exhibit 99.1

Big Tree Cloud Holdings Limited Resolves Nasdaq Minimum Market Value of Publicly Held Shares Deficiency and Regains
Compliance with Nasdaq Listing Requirements

SHENZHEN, China, September 25, 2024 / -- Big Tree Cloud Holdings Limited (“Big Tree Cloud” or the “Company”) (NASDAQ: DSY) (NASDAQ: DSYWW), a company devoted to the development, production, and sales of personal care products and other consumer goods in China, today announced that it has received a written notice from the Listing Qualifications Staff of Nasdaq On September 23, 2024, notifying the Company that it has regained compliance with the minimum market value of publicly held shares (“MVPHS”) requirement under Nasdaq Listing Rule 5450(b)(2)(C) (the “Rule”). Consequently, the Company is now in compliance with all applicable listing standards and its ordinary share will continue to be listed on The Nasdaq Global Market.

The Company was previously notified by Nasdaq on August 5, 2024 that it was not in compliance with the MVPHS requirement because its ordinary share had failed to maintain a MVPHS of $15,000,000 over the previous 30 consecutive trading days as required by the Nasdaq Global Market under the Rule. In order to regain compliance with the Rule, the Company was required to maintain a minimum MVPHS of $15,000,000 or more for at least 10 consecutive trading days. The staffs of Nasdaq Listing Qualifications Department of the Nasdaq Stock Market determined that the requirement was met on September 20, 2024.

About Big Tree Cloud

Big Tree Cloud is a consumer-oriented and mission-driven company dedicated to the development, production and sales of personal care products and other consumer goods in China. Founded in 2020, Big Tree Cloud is committed to delivering high-quality products that cater to the needs of modern, health-conscious, and independent consumers. Big Tree Cloud’s innovative approach and strong community engagement set it apart in the industry, making it a trusted brand in the personal care market.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Big Tree Cloud’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Big Tree Cloud’s expectations, strategy, priorities, plans or intentions. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-4 and our other SEC filings. Big Tree Cloud cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Big Tree Cloud does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Investor Relations Contact
Ting Yan
Phone: +86 15986815865
Email: yanting@bigtreeclouds.com